Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2007	2006
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(8,797)	$(4,398)
Additions:
Income taxes (recovery)	(2,488)	(570)
Minority interest in income of consolidated subsidiaries	4,291	4,751
Fixed charges, as shown below	4,175	4,168
Distributions received from equity-method investees	—	460
	5,978	8,809
Subtractions:
Equity in income (loss) of investees	(50)	274
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	(50)	274
Earnings as adjusted	(2,769)	4,137
Fixed charges:
Interest on indebtedness, expensed or capitalized	2,145	2,487
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	578	411
Interest within rent expense	1,452	1,270
Total fixed charges	$4,175	$4,168
Ratio of earnings to fixed charges	N/A	N/A
Dollar amount deficiency	$6,944	$31